June 30, 2008

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE:  Tortoise Gas and Oil Corporation (File No. 811-22097)

To the Commission:

Tortoise Gas and Oil Corporation (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2007-2008 year:

1.      A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).

2.      A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act)
        of the Company (attached as EX99.2).

      3.      A copy of the Name of Assured Endorsement agreeing that the name of assured in the declarations is amended to reflect the Company's new address (attached as EX99.3).

The premium for the Bond was paid for the policy period from July 16, 2007 to July 16, 2008.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

Sincerely,

 /s/ Terry Matlack
Terry Matlack
Chief Financial Officer